UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011
__________________________

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press release dated October 17, 2011

Arcos Dorados Announces Expectations for Third Quarter 2011 Results

For Immediate Release

Buenos Aires, Argentina, October 17, 2011 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”) announced certain guidance today with respect to its expectations for third quarter 2011 results.

On a constant currency basis, the Company’s sales growth for the third quarter of 2011 improved upon the growth the Company experienced in the first half of the year. As evidence of this trend, the Company expects its systemwide comparable sales growth in the third quarter of 2011 to be within a range of 14.8% to 16.2%, as compared to the same period in the prior year.

However, in light of certain factors which have affected its results in prior periods and which it has previously reported, the Company expects its net income for the third quarter of 2011 when compared to the net income for the third quarter of 2010 to be negatively impacted by:

•
an increase in compensation expense related to the outstanding awards granted under the Company’s long-term incentive plan (in light of the increase in the current quoted market price of the Company’s class A shares (based on a closing price of $23.19 per share as of September 30, 2011, compared to $21.09 as of June 30, 2011)),

•	certain one-time charges associated with the partial redemption of the Company’s 2019 Notes, and

•
the depreciation of certain local currencies against the U.S. dollar during September 2011, which primarily generated a non-cash charge over certain balance sheet accounts. This depreciation was offset, in part, by gains from certain foreign currency derivative transactions.

The Company also expects that its effective tax rate for the third quarter of 2011 will be higher than its effective tax rate for the first half of 2011 as a result of several factors, including (i) the partial recovery of its valuation allowance related to its deferred tax assets during the first half of 2011 and (ii) withholding tax and additional expenses of its holding company.

As a result of these factors, for the three months ended September 30, 2011, the Company anticipates that its revenues will likely range from $970 to $990 million, its operating income will likely range from $69 to $75 million and its net income will likely range from $18 to $20 million, representing an approximately 23.0% to 25.5% increase, an approximately 0.4% to 9.1% increase and an approximately 38.2% to 31.3% decrease, respectively, as compared to the three months ended September 30, 2010.

The Company believes the estimated financial information presented above was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of the Company’s knowledge and belief, the Company’s expected performance for the third quarter of 2011.  However, this information is not fact and no assurances can be given that the Company’s actual systemwide comparable sales growth, revenues, operating income and net income for the three months ended September 30, 2011 will not differ from these estimated amounts.  Readers of this press release are cautioned not to place undue reliance on the estimates. These estimated amounts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These estimated amounts are preliminary, are based on management’s internal estimates and are subject to further internal review by management and approval by the Company’s audit committee.  These estimated amounts may or may not be realized, and they may be based upon judgments or assumptions that prove to be incorrect.  The Company’s actual systemwide comparable sales growth, revenues, operating income and net income for the three months ended September 30, 2011 may vary from these estimated amounts.

About Arcos Dorados
Arcos Dorados is the world’s largest McDonald’s franchisee, in terms of systemwide sales and number of restaurants, and the largest quick service restaurant chain in Latin America and the Caribbean, with restaurants in 20 countries and territories.

***

For information please contact:

Investors: Sofia Chellew Arcos Dorados - Director, Investor Relations sofia.chellew@ar.mcd.com (+5411) 4711-2515
Press:
Flavia Vigio
Arcos Dorados - VP, Communications
flavia.vigio@br.mcd.com

Latin America press:
Andrea Pontes
S2Publicom
andrea.pontes@s2publiccom.com.br
(+55 11) 4195-3388

U.S. and Europe press:
Megan Hakes
Reputation Partners
megan@reputationpartners.com
(+1 312) 222-9299

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date:  October 17, 2011